UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	ROCHDALE HIGH YIELD ADVANCES FUND LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

570 Lexington Avenue, New York, New York 10022-6837

Telephone Number (including area code):	(212) 702 – 3500

Name and address of agent for service of process:

Kurt Hawkesworth, Esquire, c/o Rochdale Investment Management LLC

570 Lexington Avenue, New York, New York 10022-6837

Copies of service of process to:

Laura Anne Corsell, Esquire, c/o Montgomery, McCracken, Walker & Rhoads, LLP,

123 South Broad Street, 25th Floor, Avenue of the Arts, Philadelphia, PA 19109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒ NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 24th day of March, 2011.

ROCHDALE HIGH YIELD ADVANCES FUND LLC

By:	/s/ GARRETT R. D’ALESSANDRO
Name:	Garrett R. D’Alessandro
Title:	President

ATTEST:

/s/ KURT HAWKESWORTH
Name:	Kurt Hawkesworth
Title:	Chief Compliance Officer